Exhibit 2.3

SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

This SECOND AMENDMENT (this “Second Amendment”) to the Agreement and Plan of Merger and Reorganization, dated as of November 24, 2020, as amended on January 12, 2021 (the “Merger Agreement”), by and among INSU Acquisition Corp. II, a Delaware corporation (“Parent”), INSU II Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and MetroMile, Inc., a Delaware corporation (the “Company”), is dated as of February   8  , 2021. Each capitalized term used and not defined herein shall have the meaning assigned to it in the Merger Agreement.

Recitals

WHEREAS, pursuant to Section 8.14 of the Merger Agreement, the Merger Agreement may be amended in writing by the Parties at any time prior to the Effective Time; and

WHEREAS, each of the Parties desire to amend the Merger Agreement as set forth herein.

Agreements

NOW THEREFORE, for and in consideration of the mutual promises and covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

1.	Certain Defined Terms. The defined term “Cash Consideration” in Section 1.1 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“‘Cash Consideration’ means an amount of cash equal to (i) the funds remaining in the Trust Account following the redemption (if any) of shares of Parent Common Stock in connection with the Offer and payment of Transaction Expenses and Repaid Indebtedness, plus (ii) the Private Placement proceeds, plus (iii) the amount of Cash as of 11:59 p.m. Pacific Time on the day immediately preceding the Closing Date (excluding for the avoidance of doubt any Restricted Cash and any Cash included in the calculation of the Closing Net Working Capital Amount), minus (iv) $294,000,000; provided that under no circumstances shall the Cash Consideration be greater than $32,000,000 or less than $0.”

2.	Effect of Amendment. Except as and to the extent expressly modified by this Second Amendment, the Merger Agreement shall remain in full force and effect in all respects.

3.	Choice of Law. The provisions of Section 8.6 of the Merger Agreement are incorporated by reference into this Second Amendment and shall apply mutatis mutandis to this Second Amendment.

4.	Counterparts. This Second Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute on and the same instrument.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties hereto have caused this Second Amendment to be executed and delivered as of the date first written above.

PARENT:

INSU Acquisition Corp. II

By:	/s/ John Butler
Name:	John Butler
Title:	President & CEO

MERGER SUB:

INSU II Merger Sub Corp.

By:	/s/ John Butler
Name:	John Butler
Title:	President & CEO

COMPANY:

MetroMile, Inc.

By:	/s/ Dan Preston
Name:	Dan Preston
Title:	Chief Executive Officer